                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -----------

                                   FORM 11-K

 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                  For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSACTIONS REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
    EXCHANGE ACT OF 1934

          For the transition period from ____________ to ____________

                        Commission file number 000-12704

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        WILLIAMS-SONOMA, INC. ASSOCIATE
                              STOCK INCENTIVE PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             WILLIAMS-SONOMA, INC.
                              3250 Van Ness Avenue
                            San Francisco, CA 94109
                                 (415) 421-7900

                              WILLIAMS-SONOMA, INC.
                                 ASSOCIATE STOCK
                                 INCENTIVE PLAN

                     Financial Statements as of and for the
                        Years Ended December 31, 1999 and
                      1998, Supplemental Schedule as of the
                        Year Ended December 31, 1999 and
                          Independent Auditors' Report

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN


TABLE OF CONTENTS
-----------------------------------------------------------------------------------
                                                                               PAGE
INDEPENDENT AUDITORS' REPORT .................................................   1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998:

   Statements of Net Assets Available for Benefits ...........................   2

   Statements of Changes in Net Assets Available for Benefits ................   3

   Notes to Financial Statements ............................................. 4-6

SUPPLEMENTAL SCHEDULE AS OF THE YEAR ENDED DECEMBER 31, 1999:

   Supplemental Schedule of Assets Held for Investment
     Purposes as of December 31, 1999 ........................................   7

INDEPENDENT AUDITORS' REPORT

Administrative Committee,
  Williams-Sonoma, Inc.
  Associate Stock Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (formerly the Williams-Sonoma, Inc. Employee Profit Sharing and Stock Incentive Plan) (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


June 9, 2000

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                        1999           1998
ASSETS:
  Investments, at fair value:
    Common stock - Williams-Sonoma, Inc. ........   $44,714,116   $38,302,228
    Cash equivalents ............................       658,731       216,551
    Mutual funds:
    Dodge & Cox Balanced Fund ...................     1,672,019     1,225,783
    Vanguard Federal Money Market Fund ..........       455,074       304,785
                                                    -----------   -----------
           Total investments ....................    47,499,940    40,049,347
                                                    -----------   -----------
  Dividend and interest income receivable .......         5,153         2,167
                                                    -----------   -----------
           Total assets .........................    47,505,093    40,051,514
                                                    -----------   -----------
LIABILITIES -
  Forfeitures refundable to Williams-Sonoma, Inc.          --          60,022
                                                    -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS ...............   $47,505,093   $39,991,492
                                                    ===========   ===========

See notes to financial statements.

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                        1999           1998
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Net appreciation in fair value of investments   $ 6,359,327   $18,409,000
    Interest and dividends ......................        95,597        79,336
                                                    -----------   -----------
           Total investment income ..............     6,454,924    18,488,336
                                                    -----------   -----------
  Contributions:
    Employee ....................................     4,253,664     2,845,884
    Employer - matching .........................     2,748,140     1,971,039
                                                    -----------   -----------
           Total contributions ..................     7,001,804     4,816,923
                                                    -----------   -----------
INCREASE ATTRIBUTABLE TO INVESTMENT INCOME
  AND CONTRIBUTIONS .............................    13,456,728    23,305,259

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO -
  Benefit payments to participants ..............     5,943,127     4,334,050
                                                    -----------   -----------
NET INCREASE ....................................     7,513,601    18,971,209

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year .............................    39,991,492    21,020,283
                                                    -----------   -----------
  End of year ...................................   $47,505,093   $39,991,492
                                                    ===========   ===========

See notes to financial statements.

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following description of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

      GENERAL - The Williams-Sonoma, Inc. Associate Stock Incentive Plan is a defined contribution plan covering all eligible salaried and hourly employees. The Plan was created to provide savings opportunities to the employees of Williams-Sonoma, Inc. (the "Company"). The Plan became effective as of February 1, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and contains an arrangement under Section 401(k) of the Internal Revenue Code.

      CONTRIBUTIONS - The Plan allows participants to defer a portion of their income and have such deferred income paid into the Plan, thus reducing the participants' taxable income. Under the terms of the Plan, employees who are at least 21 years old may participate 30 days after their date of hire, or in the case of certain "Limited Employees," 30 days after their completion of 1,000 hours of service with the Company within a calendar year. Prior to January 1, 1999, participants could defer up to 10% of their annual compensation. Effective January 1, 1999, the Plan was amended to increase the allowable contribution percentage to 15% and allow participants to defer distributions from the Plan if the participants are still employed with the Company when the participant reaches age 70 1/2. The Company matches 100% of the first 6% of a participant's salary deferral contributions which the participant elects to have invested in the Company's common stock. During 1999 and 1998, Federal income tax rules limited the maximum salary deferral contributions by an employee to $10,000.

      PARTICIPANT ACCOUNTS - The Plan maintains individual accounts for participants and permits participants to direct their individual account investments into available investment alternatives. The investment alternatives available to participants during 1999 and 1998 were as follows:

      -    Company Stock Fund - consists solely of Williams-Sonoma, Inc.
           common stock

      - Dodge & Cox Balanced Fund - a fixed income and equity securities mutual fund

      -    Vanguard Federal Money Market Fund - a money market mutual fund

      Each participant's account is credited with the participant's contribution, the Company's matching contribution (if applicable), and plan earnings.

      NONPARTICIPANT ACCOUNTS - The Plan maintains a short-term investment account to invest funds prior to their transfer into one of the participant investment funds, prior to distribution to a terminated participant or prior to the execution of interfund transfers. Amounts related to the short-term investment account are included as cash equivalents in the statement of net assets available for benefits.

      Significant changes in the fund balance of the short-term investments consisted of interest income of $27,328 and $26,349 in 1999 and 1998, respectively. Transfers (to) from participant-directed investments were $417,066 and $(654,640) in 1999 and 1998, respectively.

      VESTING - Participants are immediately 100% vested in their salary deferral contributions and earnings attributable thereto. Vesting in the Company contributions and earnings attributable thereto is based on years of credited service. A participant is 100% vested in his or her Company contributions and earnings attributable thereto after five years of credited service. Upon termination of employment prior to full vesting, unvested Company contributions and earnings attributable thereto are forfeited and used to reduce the amount of future Company contributions. In the event of plan termination, participants' amounts become fully vested and net assets of the Plan are to be applied to the exclusive benefit of the participants. The Company has no intention at this time to terminate the Plan.

      PAYMENT OF BENEFITS - Benefits are payable upon termination, withdrawal from the Plan on account of hardship, death, disability, retirement or at age 59 1/2. Distribution of a participant's benefits may be made in cash, Company common stock, or both, and are recorded when paid.

      PLAN ADMINISTRATIVE EXPENSES - Administrative expenses incurred by the Plan are paid by the Company.

2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis.

      MANAGEMENT ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

      CASH EQUIVALENTS represent shares in First American Prime Obligations Fund which are purchased each time a contribution is made. The Plan converts these short-term investments into the Company's common stock, Money Market and Balanced Funds after each bi-weekly payroll.

      PURCHASES AND SALES of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

      INVESTMENTS in common stock and mutual funds are stated at fair value which is based on publicly quoted market values.

      BENEFITS PAYABLE - As of December 31, 1999 and 1998, the following amounts were due to participants who have withdrawn from participation in the
      Plan:

                                            1999         1998
            Benefits payable ........   $   58,186   $   57,692
            Deferred benefits payable    8,046,876    6,171,269

      Deferred benefits payable represent vested balances payable to terminated plan participants who have elected to defer distribution of their account balances.

      FORFEITURES REFUNDABLE TO WILLIAMS-SONOMA, INC. represent unvested Company matching contributions that will be used to offset future Company contributions.

      RELATED PARTY TRANSACTIONS - Certain Plan investments are held in a short-term investment account managed by U.S. Bank. U.S. Bank is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest. Fees paid by the Company for the investment management services amounted to $24,822 and $23,720 for the years ended December 31, 1999 and 1998, respectively.

      NEW ACCOUNTING PRONOUNCEMENT - In 1999, the Plan adopted statement of position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. Accordingly, previously required "by fund" disclosures have been eliminated.

3.    INVESTMENTS

      During the years ended December 31, 1999 and 1998, the Plan's investments, including investments bought and sold as well as those held during the year, appreciated in value as follows:

                                                          1999         1998
             Common stock - Williams-Sonoma, Inc.     $ 6,249,658   $18,373,524
             Mutual funds .........................       109,669        35,476
                                                      -----------   -----------

             Total ................................   $ 6,359,327   $18,409,000
                                                      ===========   ===========

       At December 31, 1999 and 1998, investments included the following, which are 5% or more of the total Plan assets:

                                                          1999         1998
             Williams-Sonoma, Inc. common stock ...   $44,714,116   $38,302,228

4.    INCOME TAX STATUS

      On April 13, 1993, the Internal Revenue Service ("IRS") issued a determination letter that stated the Plan as amended through March 10, 1992 is qualified and the trust established thereunder is tax-exempt. The Administrative Committee believes that the Plan, as amended, continues to operate in accordance with current law and was tax-exempt as of December 31, 1999. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------

  SHARES          SECURITY DESCRIPTION               COST       FAIR VALUE
            First American Prime Obligation
  658,731   Short-Term Investment Fund .......   $   658,731   $   658,731

  972,046   Williams-Sonoma, Inc. Common Stock    10,318,799    44,714,116

   25,445   Dodge & Cox Balanced Fund ........     1,589,849     1,672,019

  455,074   Vanguard Federal Money Market Fund       455,074       455,074
                                                 -----------   -----------

            Total ............................   $13,022,453   $47,499,940
                                                 ===========   ===========